Exhibit 19

CORPORATE POLICIES DOCUMENT
INSIDER TRADING POLICY

POLICY MANAGER: Lisa Stockard, Corporate Secretary
SLT MEMBER: Julia Houston, Executive Vice President, Chief Legal Officer
LAST MODIFIED: August 19, 2025
DATE OF LAST SLT MEMBER REVIEW: August 19, 2025
BOARD APPROVAL REQUIRED: Yes (Governance Committee)

POLICY OVERVIEW

This Policy concerns the handling of material, non-public information relating to Equifax Inc. (“Equifax,” the “Company,” or “we”) or other companies with which we deal and with the buying and selling of stock and other securities of Equifax and other companies. This Policy is designed to further enhance our corporate compliance program to prevent inadvertent insider trading or allegations of insider trading, and to protect our reputation for integrity and ethical conduct. This Policy supplements the restrictions set forth in the Equifax Code of Ethics and Business Conduct (the “Code of Ethics”).

I.EMPLOYEE GROUPS; SUMMARY OF RESTRICTIONS
For purposes of this Policy, each Equifax employee, officer and director will be categorized into one of three groups as described below. Different restrictions described in this Policy apply to each group. The Office of Corporate Secretary, under the direction of the Chief Legal Officer (“CLO”), will work with the Company’s management team to determine the appropriate group for each employee, and each employee will be notified by the Office of Corporate Secretary if he or she has been placed into Group Two or Group Three.
You should read this entire Policy. However, for your convenience, the following is a summary of the restrictions that apply to each group under this Policy:

•Group One - The majority of our employees are in Group One. Members of Group One are required to comply with the prohibitions on (i) trading in securities while in possession of material, non-public information (“insider trading”), as described in Section II of this Policy and in the Code of Ethics, and (ii) disclosing material, non-public information to others (“tipping”), as described in Section III of this Policy and in the Code of Ethics.

•Group Two - Certain employees with regular access to material, non-public information are in Group Two. In addition to the general prohibitions against insider trading and tipping, members of Group Two may only purchase or sell Equifax securities during the trading windows described in Section IV of this Policy.

•Group Three - Group Three is comprised of (i) members of the Equifax Board of Directors, (ii) the Equifax CEO, (iii) direct reports to the CEO (“SLT members”), (iv) direct reports to SLT members and (v) any other individuals so designated by the Office of Corporate Secretary. Members of Group Three are subject to the same restrictions as apply to Group Two. In addition, members of Group Three are required to pre-clear transactions in accordance with Section V of this Policy.
A list of the members of Groups Two and Three will be maintained by the Office of Corporate Secretary and distributed internally as appropriate.
In addition, regardless of group affiliation, any employee, officer or director of Equifax may be temporarily prohibited from buying or selling Equifax securities during special blackout periods. These special blackout periods are described in Section IV of this Policy.

II.INSIDER TRADING PROHIBITED
General Rule. No Equifax employee, officer or director may purchase or sell Equifax securities while he or she is in possession of material, non-public information relating to Equifax. This restriction on “insider trading” does not apply to certain “Permitted Transactions,” which are discussed in Section VI of this Policy.

Employees, Officers, Directors and Related Parties. This Policy applies to all employees, officers and directors of Equifax and its subsidiaries. Each provision of this Policy that applies to an employee, officer and director also applies to:

•Such individual’s family members and other persons with whom he/she shares a household;
•family members or other persons who principally rely on the employee, officer or director for their financial support, regardless of where those persons reside; and
•any entity (a) over which the employee, officer or director has control or influence with respect to a transaction in securities (e.g., a trustee of a trust or an executor of an estate) or (b) in which he/she has a material financial interest (for example, a trust of which an employee is a beneficiary).

Likewise, when we refer to “you” in this Policy, we also mean each of the persons and entities listed above with respect to you. Because the persons and entities listed above are covered by this Policy, you will be responsible for their transactions in Equifax securities and, in order to maintain your compliance with this Policy, you should ensure that they do not purchase or sell Equifax securities without your clearance.

Other Persons. It may be appropriate, in some circumstances, for persons who are not employed by Equifax (in addition to those listed above) to be subject to the same restrictions as the Company’s employees and other “insiders.” If you are aware of a situation in which a consultant, advisor or other person not employed by Equifax will have access to material, non-public information about the Company, you should bring this situation to the attention of the Office of Corporate Secretary, which will make appropriate arrangements to protect the Company.

Material, Non-Public Information.

Material. Information is considered “material” if:
•a reasonable investor would consider it important in making a decision of whether to buy, sell or hold the security;
•a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the company that issued the security; or
•the information could reasonably be expected to have a substantial effect on the price of the security.
Non-public. Information is non-public until it has been “publicly disclosed,” meaning that it:
•is published in such a way as to provide broad, non-exclusionary distribution of the information to the public; and
•has been in the public domain for a sufficient period of time to be absorbed by the market and reflected in the price of the related securities.
Examples of public disclosure include the issuance of a press release or the filing of a report with the United States Securities and Exchange Commission (“SEC”). Information is considered to be “non-public” until the expiration of a period of one full trading day after the information is released to the general public. For example, if information is released on a Wednesday during or after market hours, the information is non-public until after the close of trading on Thursday.

Examples of material, non-public information might include information about:
•the Company’s financial or operating results, whether for completed periods or relating to expectations for future periods (including updates to or changes in previously-released earnings estimates or guidance and variances from analysts’ consensus estimates);
•a material impairment or change in the value of the Company’s assets;
•substantive discussions regarding a significant merger, acquisition, joint venture or disposition of significant assets;
•changes in senior management;
•gain or loss of a significant customer, or a change in a customer relationship or contract;
•introduction of a significant new product or service;
•significant adverse accounting developments;

•changes in dividend policies or declaration of a stock split;
•the Company’s entry into or termination of a significant contract;
•the filing of significant litigation or significant claims against the Company, developments (including settlements) in significant pending litigation, or other significant contingent liabilities affecting the Company;
•a potential regulatory investigation or enforcement action involving the Company, or developments (including settlements) in an ongoing investigation or enforcement action;
•a significant legislative or regulatory development;
•a cybersecurity incident, security breach or other material disruption of the Company’s information technology infrastructure;
•the Company’s plans relating to its capital structure or outstanding securities, including issuances or repurchases of common stock or debt securities, and information about possible changes in the Company’s credit ratings; and
•any other events that may require the filing of a Current Report on Form 8-K with the SEC.
Information may be material whether it is favorable or unfavorable to the Company. The list of examples provided above is merely illustrative, and there are many other types of information and events that may be material at any particular time, depending on the circumstances. Where there is any possibility that an item may be considered “material,” you should treat it as such. You should confer with the Office of Corporate Secretary if you would like to review any specific situation.
Other Companies. This Policy prohibits trading in Equifax securities while you are in possession of material, non-public information about Equifax. This Policy also prohibits trading in securities of any other company about which you learn material, non-public information in the course of performing your duties for Equifax. For example, you may be involved in a transaction in which Equifax expects to enter into (or terminate) a substantial business relationship with another company (such as a publicly-traded customer or vendor), or acquire another company, buy a substantial amount of its stock or enter into a joint venture with the company. Even though the size of the transaction may be immaterial to Equifax, it may be material to the other company. This Policy prohibits you from trading in the securities of that company while aware of this material, non-public information or from tipping others regarding the information. In addition, please remember that the Code of Ethics prohibits you from engaging in activities, investments, interests or associations that represent a conflict of interest with your obligations to Equifax.

Securities; All Transactions. This Policy prohibits certain transactions in the “securities” of Equifax. Although it is usually the case that the information you gain will be material with respect to Equifax common stock, any securities that Equifax issues, such as debt securities or preferred stock, are also subject to this Policy. This Policy also applies to gifts, employee benefit plan transactions and derivatives related to Equifax securities. Purchases and sales of Equifax securities are subject to the insider trading laws and the provisions of this Policy, whether they are executed in the public markets or in private transactions, and whether you execute the transaction directly or indirectly through another person or entity.

Short-term Investments. We expect our employees, officers and directors to refrain from speculative transactions that are designed to result in profit based on short-term fluctuations in the price of our securities. If you do purchase Equifax securities, we strongly encourage you to do so with the expectation of owning those securities for an extended period of time — at a minimum, for six months. We recognize, of course, that your personal circumstances may change due to unforeseen events, in which case you may be forced to more quickly liquidate Equifax securities that you originally purchased with the intent of holding as a long-term investment. In addition, certain members of Group Three are subject to limitations on purchases and sales within a six-month period pursuant to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Short Sales. Short sales of Equifax securities (i.e., the sale of securities that the seller does not own) are consistent with an expectation that the price of the securities will decline in the near future and is often speculative in nature. Short selling may arouse suspicion in the eyes of the SEC that the person was trading on the basis of material, non-public information, particularly when the trading occurs before a major company announcement or event. Accordingly, our employees, officers and directors are prohibited from engaging in short sales of Equifax securities or in any other transaction involving Equifax securities that is entered into with the expectation of, or that will benefit from, a decline in the price of Equifax’s securities. In addition, certain members of Group Three are prohibited by law from entering into short sale transactions pursuant to Section 16(c) of the Exchange Act.

Derivative Securities; Hedging. Derivative securities are securities contracts or arrangements whose value varies in relation to the price of Equifax securities. For example, derivative securities would include exchange-traded put or call options, as well as individually arranged derivative transactions. Many forms of derivatives are speculative in nature (meaning that their value fluctuates based on short-term changes in the price of Equifax securities), and the purchase or sale of such derivatives by Equifax employees, officers or directors could motivate them to take actions that are in conflict with the long-term interests of other shareholders and could also cause the appearance of misuse of material, non-public information. Certain forms of hedging transactions allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. Such hedging transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same interests as the Company’s other security holders. Accordingly, our employees, officers and directors are prohibited from purchasing or selling financial instruments (including prepaid variable forward contracts, equity swaps, collars, exchange funds and other derivative securities), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Equifax securities. The prohibition on transactions in derivatives and hedging transactions does not apply to stock options and other interests issued under Equifax employee benefit plans. If you have any question as to whether a particular type of arrangement or derivative transaction is permitted under this Policy, you should contact the Office of Corporate Secretary.

Pledged Securities; Margin Loans. Under typical pledge or margin loan arrangements, a lender or broker is entitled to sell securities that you have deposited as collateral for loans if the value of your securities falls below a specified level or in certain other circumstances. Even though you did not initiate the sale or control its timing, because it is still a sale for your benefit, you may be subject to liability under insider trading laws if such a sale is made at a time when the “window” is closed (as described below) or you are in possession of material, non-public information at the time of such a sale. If such a sale involves a member of Group Three, it can bring unwanted negative publicity to the Company and you. In addition, pledging may be used as a part of a hedging strategy that would remove the full risk and reward of stock ownership, and sever your alignment with that of Equifax’s other security holders.

As a result, our employees, officers and directors are prohibited from pledging Equifax securities or using Equifax securities to secure a margin loan. This Policy does not prohibit you from holding Equifax securities in brokerage accounts, so long as any Equifax securities held in such account are explicitly excluded from any margin or pledge arrangements. Sales of Equifax securities which are held in a margin account are not exempt from insider trading laws or this Policy. Accordingly, even though utilizing accounts that exclude Equifax securities would not be subject to restrictions under this Policy, you should be extremely careful when utilizing a margin loan in a brokerage account to make sure the account does not contain or otherwise pledge your Equifax securities.

Gifts of Equifax Securities. Gifts of Equifax securities, whether to charitable institutions or to friends and family members (including into any trust), may not technically constitute insider trading but may be inappropriate when an insider is in possession of material, non-public information. Thus, the normal restrictions applicable to purchases and sales also apply to gifts of Equifax securities.
Safest Time for Transactions. All employees, officers and directors, whether or not subject to the trading windows or pre-clearance procedures described in this Policy, are reminded that the safest time for transactions in Equifax securities generally will be immediately following the time a trading window opens after the release by the Company of financial information relating to a completed fiscal quarter, as described in Section IV below. The appearance of improper trading may increase as the Company approaches the end of the next fiscal quarter.

III.UNAUTHORIZED DISCLOSURE OF MATERIAL, NON-PUBLIC INFORMATION PROHIBITED
General Rule. No employee, officer or director may disclose material, non-public information about Equifax or any company with which Equifax deals to anyone outside of Equifax, unless authorized to do so.

Tipping. Under the federal securities laws, you can be held responsible not only for your own insider trading, but also for securities transactions by anyone to whom you disclose material, non-public information. Even if those to whom you disclose such information do not trade while aware of the information, you can be responsible for the trades of persons who received material, non-public information indirectly from you.

Discussing or Recommending Equifax Securities. We recognize that employee enthusiasm for Equifax and its business prospects is a vital element of our success. You should, however, use extreme caution when discussing Equifax or Equifax securities with anyone outside of Equifax. In the course of discussing Equifax or Equifax securities, accidental disclosure of material, non-public information can occur and can be viewed as “tipping.” Likewise, recommendations of Equifax securities can also result in embarrassing situations for you or the Company if you make a recommendation at a time when there is a pending announcement of material, non-public information by the Company, even if you are unaware of that information.

Internet and Social Media. Engagement with the public through the internet and social media is an important part of our business. The provisions of this Policy that prohibit the unauthorized disclosure of material, non-public information and “tipping” apply equally to any statements that are made by Equifax employees, officers and directors on the internet and/or through social media platforms. You should also refer to the Equifax External and Internal Communications Policies and Guidelines.

Authorization to Disclose Material, Non-public Information. We authorize only certain employees, officers and directors to make public disclosures of material, non-public information or to confer with persons outside the Company regarding such information (for example, our auditors, outside counsel and other advisors). Unless you are authorized to do so pursuant to the Equifax Inc. Corporate Disclosure Policy, you should not discuss material, non-public information with anyone outside the Company. Even in discussions with other Equifax employees, you should consider the consequences of disclosing material, non-public information to them. For example, by doing so, you would preclude those persons from trading in Equifax’s securities until the information is publicly disclosed. Accordingly, you should restrict the communication of material, non-public information to those employees, officers and directors having a need to know in order to serve Equifax’s interests. You should also refer to the Equifax External and Internal Communications Policies and Guidelines.

Regulation FD (Fair Disclosure). There are SEC rules and regulations banning selective disclosure of information relating to public companies. Generally, these regulations provide that when a public company (such as Equifax) discloses material, non-public information, it must provide broad, non-exclusionary public access to the information (for example, through press releases, conference calls or webcasts). Violations of these regulations can result in SEC enforcement actions against you and the

Company, resulting in injunctions and monetary penalties. Regulation FD applies largely to a limited group of senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders. Remember that no other Equifax employees, officers or directors are authorized to communicate information regarding the Company with securities market professionals, shareholders or members of the media. You should refer to the Equifax Inc. Corporate Disclosure Policy for further information about these regulations and requirements.

Non-Disclosure Agreements. Employees, officers and directors involved in transactions or other negotiations that require disclosure of material, non-public information with parties outside Equifax should generally have the parties to whom such information is being disclosed sign a non-disclosure agreement in a form approved by the Equifax legal department. The non-disclosure agreement will require that the recipient of information not disclose the information to others and require the recipient not to trade in Equifax securities while in possession of such information. You should confer with the Equifax legal department whenever a non-disclosure agreement may be needed.

IV.TRADING WINDOWS
Standard Trading Windows for Groups Two and Three. If you are a member of Group Two or Three, you may only purchase or sell Equifax securities:

•during the designated trading windows described below, and
•when you are not in possession of material, non-public information.
The Office of Corporate Secretary will communicate to members of Groups Two and Three regarding the opening and closing of each quarterly trading window. In general:
•The trading window will open on the second trading day (assuming the first trading day is a full trading day) after the issuance of our quarterly earnings results. (For example, if our earnings results are issued on a Tuesday before market hours, the quarterly trading window would open on Wednesday. However, if our earnings results are issued on a Tuesday during or after market hours, the quarterly trading window would open on Thursday.)
•The trading window will close at the end of trading on the 14th day of the third month of the quarter (or the nearest preceding trading day if the 14th day falls on a weekend or market holiday). (For example, if the 14th day of the third month of the quarter falls on a Sunday, the window would close on Friday the 12th.)

However, you should not expect that the window will (i) open in any particular quarter, (ii) on any particular date or (iii) remain open for any minimum period of time. Significant corporate developments may require changes to the schedule, including closing the window at the Company’s option at any time and for any period of time.

Do not confuse the applicability of the trading windows with the broader prohibition on trading when you are in possession of material, non-public information described in Section II. Regardless of whether the trading window is open or closed, you may not trade in Equifax securities if you are in possession of material, non-public information about Equifax (other than pursuant to a Rule 10b5-1 Trading Plan).

Special Blackouts. The Company reserves the right to impose a trading blackout from time to time on all or any group of our employees, officers or directors. During a special blackout, you will not be permitted to purchase or sell Equifax securities and you may or may not be allowed to execute Permitted Transactions (as defined below). A special blackout may also prohibit you from trading in the securities of other companies. If the Company imposes a blackout to which you are subject, the Office of Corporate

Secretary will notify you when the blackout begins and when it ends and the securities and transactions to which it applies. Any person made aware of the existence of a special blackout should not disclose the existence of the restriction to any other person. The failure of the Company to designate a person as being subject to a special blackout will not relieve that person of the obligation to refrain from trading while aware of material, non-public information.
Standing Orders; Limit Orders. Purchases or sales resulting from standing orders or limit orders may result in the execution of orders without your control over the transaction or your awareness of the timing of the transaction. Even if you place an order at a time when you are permitted to enter into transactions, you must be certain that this type of order will not be executed when you are in possession of material, non-public information about the Company or during a blackout period. Accordingly, any standing orders should be used only for a very brief period and with detailed instructions to the broker who will execute the transaction. Standing orders under an approved Rule 10b5-1 Trading Plan, described below, will not be subject to these limitations.

V.PRE-CLEARANCE OF TRANSACTIONS
General. Before transacting in Equifax securities, members of Group Three must obtain pre-clearance of the transaction from the Company. Any pre-clearance that you may obtain will be valid for a transaction executed within two business days, unless (i) the pre-clearance is specifically granted for a shorter or longer period or (ii) you learn of material, non-public information prior to executing the transaction. Whether or not your request for pre-clearance is granted, you must not inform anyone else of the results of your request.

Do not confuse pre-clearance of transactions with the broader prohibition on trading when you are in possession of material, non-public information described in Section II. Regardless of whether you have received pre-clearance for a transaction or whether a trading window is open or closed, you may not trade in Equifax securities if you are in possession of material, non-public information about Equifax (other than pursuant to a Rule 10b5-1 Trading Plan). Your compliance with insider trading laws remains solely your responsibility.

Pre-Clearance Request Process. Pre-clearance must be obtained before members of Group Three place an order for, or otherwise initiate, any transaction in Equifax securities. Pre-clearance decisions are made by the CLO, the Chief Financial Officer and the Corporate Controller (collectively, the “Pre-Clearance Committee”). The Office of Corporate Secretary coordinates administrative matters relating to pre-clearance determinations, including communication of pre-clearance decisions to the relevant individuals. Members of Group Three who wish to transact in Equifax securities (including via a Trading Plan) must submit a completed and signed Pre-Clearance Request Form (available on Equifax Central) to the Office of Corporate Secretary (CorporateSecretary@equifax.com). The Company encourages Group Three members seeking pre-clearance to do so as early as possible before any planned transaction. The approval process may be expected to take a number of days and members of Group Three are advised to plan accordingly.

Mandatory Use of Rule 10b5-1 Trading Plans by SLT Members and Section 16 Officers. SLT members and Section 16 Officers may only purchase or sell Equifax securities pursuant to a Rule 10b5-1 Trading Plan in a form that has been approved by the Office of Corporate Secretary (see “Rule 10b5-1 Trading Plans” below). The approval process may be expected to take a number of days and SLT members and Section 16 Officers are advised to plan accordingly. The Company encourages, but does not require, the use of Trading Plans for employees below the level of SLT member or Section 16 Officer.

Permitted Transactions. Members of Group Three are not required to receive pre-clearance prior to entering into any Permitted Transaction; however, SLT members and Section 16 Officers must provide notice to the Office of Corporate Secretary prior to entering into any Permitted Transaction.

VI.PERMITTED TRANSACTIONS
The following are “Permitted Transactions”:

•acceptance or receipt of a stock option, restricted stock units or similar grants of securities under one of Equifax’s equity-based benefit plans (including elections to acquire stock options or securities in lieu of other compensation) or the cancellation or forfeiture of options, restricted stock units or securities pursuant to Equifax’s benefit plans;
•purchases of securities under an Equifax employee stock purchase plan or dividend reinvestment plan, if such a plan is in effect, but not (i) elections to participate for any enrollment period or (ii) sales of securities purchased pursuant to the plan (see “Employee Benefit Plan Transactions” below);
•earning or vesting of stock options or restricted stock units and any related stock withholding;
•exercise of stock options issued under Equifax plans in a cash exercise or a net share exercise, or payment of the exercise price in shares of already-owned stock or any related stock withholding transactions, but not (i) the sale of any stock acquired in the option exercise or (ii) a “cashless exercise” in which shares are sold in the market (see “Employee Benefit Plan Transactions” below);
•transferring securities to an entity that does not involve a change in the beneficial ownership of the securities, for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime (see “Transactions in Which There is No Change in Beneficial Ownership” below);
•making payroll contributions to and receiving matching Company contributions in the Equifax Inc. 401(k) Plan, deferred compensation plan or any similar plan, but not (i) intraplan transfers involving any Equifax securities or (ii) a change in “investment direction” under such plan to increase or decrease your percentage investment contribution allocated to Equifax securities (see “Employee Benefit Plan Transactions” below);
•execution of a transaction pursuant to a contract, instruction or plan described in Exchange Act Rule 10b5-1 (called a “Trading Plan”), as discussed below (see “Rule 10b5-1 Trading Plans” below), but not entry into the underlying Trading Plan itself; or
•any other transaction designated by the Pre-Clearance Committee as a Permitted Transaction.

Advance Notice Requirement for SLT Members and Section 16 Officers. Members of Group Three are not required to receive pre-clearance prior to entering into any Permitted Transaction; however, SLT members and Section 16 Officers must provide notice to the Office of Corporate Secretary prior to entering into any Permitted Transaction.

Employee Benefit Plan Transactions. Most of the ongoing transactions you might enter into under Equifax’s equity-based benefit plans are included in the definition of Permitted Transactions. For example, although your ongoing participation in a plan may involve the regular purchase of Equifax’s common stock, either directly pursuant to an investment election or indirectly through an employer matching contribution, those purchases are Permitted Transactions. Note, however, that the movement of balances in those plans into or out of Equifax securities, elections to participate for any enrollment period or changes in your investment direction under those plans are not Permitted Transactions. This means that you may not make transfers or elections of Equifax securities while you are in possession of material, non-public information and that such transfers or elections must be made in compliance with any other restrictions under this Policy that apply to you (for instance, if you are in Group Three, such transfers or elections could only be made during an open trading window and with pre-clearance).

Transactions in employee stock options are also considered Permitted Transactions if there is no related sale on the market or to a person other than Equifax. Note, however, that a sale of stock following or in connection with an option exercise is not a transaction with Equifax and is, therefore, not a Permitted Transaction. Thus, you may engage in a cash exercise of an option as long as you retain the stock you buy in the exercise. You can also engage in stock-for-stock exercises or elect stock withholding without violating the Policy.

Transactions in Which There is No Change in Beneficial Ownership. Certain transactions involve merely a change in the form in which you own securities. For example, you may transfer shares of stock to a trust if you are the only beneficiary of the trust during your lifetime. Likewise, changing the form of ownership to include a member of your household as a joint owner or as a sole owner is a Permitted Transaction since members of your household are considered the same as you for purposes of this Policy (and the shares will remain subject to the terms of this Policy).

Rule 10b5-1 Trading Plans. The SEC has enacted a rule (Rule 10b5-1 under the Exchange Act) that provides an affirmative defense against violations of the insider trading laws if you enter into a contract, provide instructions, or adopt a written plan for a transaction in securities when you are not in possession of material, non-public information, even if it turns out that you had such information when the transaction is actually completed. The contract, instructions or plan must:
•specify the amount, price and date of the transaction,
•specify an objective method for determining the amount, price and date of the transaction, or
•place the discretion for determining amount, price, and date of the transaction in another person who is not, at the time of the transaction, in possession of material, non-public information.

You may not exercise discretion or influence over the amount, price, and date of the transaction after entering into the arrangement. In this Policy, we refer to these arrangements as “Trading Plans.” The rules regarding Trading Plans are extremely complex and must be complied with completely to be effective. You should consider consultation with your own advisor before proceeding with entering into any Trading Plan.

Any restrictions under this Policy that apply to you when purchasing or selling Equifax securities also apply to you when establishing a Trading Plan. Therefore, you may not establish a Trading Plan when you are in possession of material, non-public information about Equifax and, to the extent trading windows and special blackout periods apply to you, those restrictions must be complied with in connection with establishing a Trading Plan. The Company may from time to time adopt additional rules for the establishment and operation of Trading Plans, and you will need to comply with these rules in order to utilize a Trading Plan. The Company has adopted rules regarding the use of Trading Plans applicable to SLT members and Section 16 Officers. SLT members and Section 16 Officers may only purchase or sell Equifax securities pursuant to a Trading Plan in a form that has been approved by the Office of Corporate Secretary. The Company encourages, but does not require, the use of Trading Plans for employees below the level of SLT member or Section 16 Officer.

Members of Group Three are required to receive pre-clearance from the Pre-Clearance Committee before entering into any Trading Plan. Once a Trading Plan for a member of Group Three has been approved by the Company, transactions executed pursuant to that Trading Plan do not require approval. Members of Groups One and Two are not required to pre-clear Trading Plans, but they are required to provide copies of their Trading Plans to the Office of Corporate Secretary prior to execution of the Plan.

In establishing any Trading Plan, you should carefully consider the timing of your transactions under the Trading Plan. Even though transactions executed in accordance with a Trading Plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before Equifax announces material news, and the media may not understand the nuances of trading pursuant to a Trading Plan.

VII.SANCTIONS FOR VIOLATIONS OF THIS POLICY
The SEC and other regulators, the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading, and use sophisticated technologies to investigate suspicious activity.

A violation of the insider trading laws could expose the insider to criminal fines of up to $5,000,000 and imprisonment of up to 20 years, in addition to civil penalties (up to three times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to civil penalties for illegal insider trading by employees. Controlling persons include directors, officers and supervisors. These persons may be subject to fines of up to the greater of $1,000,000 or three times the profit realized or loss avoided by the insider. Accordingly, all Equifax employees must comply with this Policy and applicable securities laws and report any violations of the Policy that you become aware of to the Office of Corporate Secretary.

Material, non-public information does not belong to any of Equifax’s individual employees, officers or directors. This information is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside of the Company violates the Code of Ethics, this Policy and federal securities laws. More particularly, insider trading is a fraud against members of the investing public and against the Company. Whether or not there is any actual trading of our securities, any violation of this Policy will be grounds for discipline, up to termination of employment for cause.

VIII.ADMINISTRATION OF THIS POLICY
Administration and Review. The day-to-day administration of this Policy, including appropriate training, will be carried out by the Office of Corporate Secretary, under the direction of the CLO. If you have any questions concerning the interpretation of this Policy, you should direct your questions to the Office of Corporate Secretary (CorporateSecretary@equifax.com).

Reporting Violations. If you become aware of any violation of this Policy, you should report it immediately to the Office of Corporate Secretary.

Exemptions. An individual subject to the trading windows or special blackout periods described in Section IV may request that the Company grant him or her a hardship exemption from those restrictions if he or she is not otherwise prohibited from trading under Section II. However, we anticipate that exemptions will be given very rarely and only in extreme circumstances.

Amendment of the Policy. This Policy may be amended from time to time upon approval of the Governance Committee of the Board of Directors. In such event, we will communicate to you through normal communications channels the substance of any such changes.

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment and consult with the Office of Corporate Secretary and your personal legal and financial advisors, as needed.

IX.ROLES AND RESPONSIBILITIES

Party	Role / Responsibility
Governance Committee of the Board of Directors	•General oversight authority for the Policy; and •Approve amendments to the Policy.
Senior Leadership Team	•Promote and implement a strong culture of compliance; and •Support efforts to implement the Policy and sponsor appropriate action to align with the Policy.
Pre-Clearance Committee
•Provide pre-clearance of transactions by members of Group Three and other employees, as may be required under the Policy;
•Provide pre-clearance of entry into a Trading Plan for members of Group Three;
•Determine when a special blackout period is warranted; and
•Approve exceptions to the Policy.

Policy Manager	•Monitor Policy implementation; •Coordinate review and approval of the Policy and the internal communication of Policy changes.

Party	Role / Responsibility
Office of Corporate Secretary
•Oversee day-to-day administration of the Policy;
•Provide legal interpretations regarding insider trading laws and regulations;
•Work with Company’s management team to determine the appropriate restrictions under the Policy for each employee and notify employees of placement in or removal from Groups Two or Three;
•Maintain list of designated insiders and communicate updates to internal and external personnel, as necessary;
•Distribute periodic reminders to designated insiders (members of Groups Two and Three) with information regarding trading windows and pre-clearance requirements;
•Notify directors, officers and other employees in connection with any special blackout period;
•Periodically review and propose amendments to the Policy to the Governance Committee of the Board of Directors, as appropriate;
•Approve the form of Trading Plan available for use by SLT members and Section 16 Officers and rules for the establishment and operation of Trading Plans;
•Review and assist directors, officers and other employees in connection with the use of Trading Plans, as requested or as may be required under the Policy;
•Provide legal guidance in the event that non-employees may have access to material, non-public information about the Company;
•Assist in the development and maintenance of applicable training; and
•Provide legal guidance with respect to investigations and permissible disciplinary actions.

Employees
•Read and comply with the Policy;
•Participate in appropriate training related to the Policy;
•Report Policy violations and concerns to the Office of Corporate Secretary; and
•Seek clarification from the Office of Corporate Secretary concerning any questions or concerns with respect to compliance with the Policy.

Non-Employee Directors	•Comply with the Policy; and •Report Policy violations and concerns to the CLO or other SLT member.

X.REFERENCES
•Equifax Code of Ethics and Business Conduct
•Equifax Inc. Corporate Disclosure Policy
•Equifax External and Internal Communications Policies and Guidelines
•Equifax Inc. Rule 10b5-1 Plan Requirements (applicable to SLT members and Section 16 Officers)
•Equifax Inc. Insider Trading Policy and Restrictions on Trading FAQs
XI.REVISION HISTORY

Version #	Revision Date	Revision Comments
1.0	July 2017	Initial document creation; replaced existing policy on insider trading.
1.1	September 2019
Updated to reflect: (i) a requirement for the Governance Committee of the Board of Directors to approve Policy revisions; (ii) the responsibility of the Pre-Clearance Committee to approve trade requests from members of Group Three and make decisions with respect to whether to impose or lift a special trading restriction; (iii) the expansion of Group Three to include direct reports to SLT members and other individuals so designated by the Office of Corporate Secretary; (iv) mandatory use of 10b5-1 trading plans for SLT members and Section 16 Officers; (v) a requirement for members of Groups One and Two to refrain from pledging Equifax securities or using Equifax securities to secure a margin loan; (vi) a policy that the normal restrictions applicable to purchases and sales also apply to gifts of Equifax securities; and (vii) other clarifying, conforming and non-substantive changes.

1.2	August 19, 2025	Updated to reflect: (i) a change in the duration of the quarterly open trading window; and (ii) other clarifying, conforming and non-substantive changes.